SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

John Wiley & Sons, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

968223206
(CUSIP Number)

November 15, 2005
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 3,483,618 shares, which constitutes approximately 7.2% of the 48,352,786 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 48,337,074 shares outstanding.

CUSIP No. 968223206

1.     Name of Reporting Person:

           The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  1,275,281 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  1,275,281 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,275,281

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 2.6%

12.     Type of Reporting Person: 00-Trust
--------------
(1)  Power is exercised through its trustees, Nancy L. Bass, Sid R. Bass and Lee M. Bass.

CUSIP No. 968223206

1.     Name of Reporting Person:

           820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  1,727,053 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  1,727,053 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,727,053

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 3.6%

12.     Type of Reporting Person: 00-Trust
--------------
(1)  Power is exercised through its sole Trustee, Lee M. Bass.

CUSIP No. 968223206

1.     Name of Reporting Person:

           Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  451,772 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  451,772 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          451,772

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.9%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised through its managing general partner, SRB Diversified Realty, Inc.

CUSIP No. 968223206

1.     Name of Reporting Person:

           John L. Marion, Jr.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  13,800
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  13,800
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          29,512 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1% (2)

12.     Type of Reporting Person: IN
--------------
(1)  Includes 10,757 shares of Class A Common Stock currently represented by phantom stock units acquired by Mr. Marion under the Issuer's Deferred Compensation Plan for Directors' Compensation.  Under such plan, a director is entitled to receive, after ceasing to be a director of the Issuer, a number of shares of Class A Common Stock equal to the number of units held by the director under the plan.  Also includes 4,955 shares of the Issuer's Class A Common Stock that may be acquired by Mr. Marion upon the exercise of director stock options.
(2)  Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 48,352,786.

Item 1(a).     Name of Issuer.

The name of the issuer is John Wiley & Sons, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 111 River Street, Hoboken, New Jersey 07030.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of The Bass Management Trust, a Texas revocable trust ("BMT"), 820 Management Trust, a Texas revocable trust ("820"), Prime 66 Partners, a Texas general partnership ("Prime") and John L. Marion, Jr. ("Marion"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Nancy L. Bass ("NLB"), Perry R. Bass ("PRB"), Lee M. Bass ("LMB"), Ramona S. Bass ("RSB"), SRB Diversified Realty, Inc., a Texas corporation ("SRB Diversified") and Sid R. Bass ("SRB").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office of BMT, 820, Prime, PRB, LMB, RSB, SRB Diversified and SRB is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

The address of the principal business office of Marion is 3 Greenwich Office Park, Third Floor, Greenwich, Connecticut 06831.

The residence address of NLB is 45 Westover Road, Fort Worth, Texas 76107.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Class A Common Stock, par value $1.00 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 968223206.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,275,281, which constitutes approximately 2.6% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,727,053, which constitutes approximately 3.6% of the outstanding shares of the Stock.

Prime

The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 451,772, which constitutes approximately 0.9% of the outstanding shares of the Stock.

Marion

Marion may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,512 shares of the Stock, which constitutes less than 0.1% of the 48,352,786 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

NLB

Because of her position as a Settlor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,275,281 shares of the Stock, which constitutes approximately 2.6% of the outstanding shares of the Stock.

PRB

Because of his position as a Settlor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,275,281 shares of the Stock, which constitutes approximately 2.6% of the outstanding shares of the Stock.

LMB

Because of his position as a Settlor and sole Trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,727,053 shares of the Stock, which constitutes approximately 3.6% of the outstanding shares of the Stock.

RSB

Because of her position as a Settlor of 820, RSB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,727,053 shares of the Stock, which constitutes approximately 3.6% of the outstanding shares of the Stock.

SRB Diversified

Because of its position as the managing general partner of Prime, SRB Diversified may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 451,772 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

SRB

Because of his position as President of SRB Diversified, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 451,772 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BMT

Acting through its Trustees, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,275,281 shares of the Stock.

820

Acting through its sole Trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,727,053 shares of the Stock.

Prime

Acting through its managing general partner, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 451,772 shares of the Stock.

Marion

Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,800 shares of the Stock.

Controlling Persons

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

In his capacity as sole Trustee of 820, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,727,053 shares of the Stock.

RSB

RSB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB Diversified

In its capacity as the managing general partner of Prime, SRB Diversified has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 451,772 shares of the Stock.

SRB

In his capacity as President of SRB Diversified, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 451,772 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     November 18, 2005

 /s/ W. R. Cotham
 W. R. Cotham,
  Attorney-in-Fact for:

THE BASS MANAGEMENT TRUST (1)
820 MANAGEMENT TRUST (2)
JOHN L. MARION, JR. (3)

PRIME 66 PARTNERS, a Texas general partnership

By:  SRB Diversified Realty, Inc., managing general partner

     By:  /s/ W.R. Cotham
           W.R. Cotham, Vice President

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of 820 Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.